SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of September 2002
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                         Form 20-F  X    Form 40-F
                                   ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                       FDA Approves AVAPRO(R)(irbesartan)
     for the treatment of diabetic nephropathy (kidney disease) in patients with high blood pressure and type 2 diabetes


(PRINCETON, NJ and PARIS, FRANCE, September 18, 2002) - Bristol-Myers Squibb Company (NYSE: BMY) and Sanofi-Synthelabo (Euronext: SAN / NYSE: SNY) announced today that the U.S. Food and Drug Administration (FDA) has approved Avapro(R) (irbesartan) for a new indication: the treatment of diabetic nephropathy (kidney disease) in people who have hypertension and type 2 diabetes. In the United States, approximately 50 million people suffer from high blood pressure and approximately 17 million from diabetes. An estimated one third of patients with diabetes will develop chronic kidney failure,(1) which requires dialysis or a kidney transplant. Avapro, an angiotensin II receptor blocker (ARB) was originally approved by the FDA in 1997 for use in treating high blood pressure (hypertension).

The FDA approval of Avapro for this new indication marks an important advance in the treatment of patients with high blood pressure, type 2 diabetes and kidney disease," said Edmund Lewis, MD, professor of nephrology and director of the Section of Nephrology at Rush Medical College in Chicago, Illinois. "As a result of this decision physicians now have a new option to help manage this serious condition that affects millions of Americans."

The FDA approval is based on results from the Irbesartan Diabetic Nephropathy Trial (IDNT) which studied patients with high blood pressure, type 2 diabetes and evidence of kidney disease. Data from the IDNT trial, published in The New England Journal of Medicine, demonstrated that when these patients were treated with Avapro there was a reduction in the risk of their kidney disease progressing, or death, that was 20 percent lower than the placebo (control) group (p=0.02) and 23 percent lower than the group treated with amlodipine, a calcium-channel blocker (p=0.006).(2)

"As a result of the IDNT trial, we have more data supporting the importance of early treatment of diabetic kidney disease," added Dr. Lewis. "The approval of Avapro means that we now have a new treatment option that can be used to help slow the progression of kidney disease, and delay or avoid the need for dialysis or a kidney transplant."

Taking into account the results of clinical trials such as IDNT, the American Diabetes Association (ADA) issued guidelines that officially recommend angiotensin II receptor blockers, such as Avapro, as the initial agent of choice in the treatment of high blood pressure patients with type 2 diabetes and evidence of kidney disease.(3)

No adverse events were reported among Avapro-treated patients in IDNT that were not previously reported in Avapro high blood pressure trials. Patients in this study, however, reported orthostatic symptoms (e.g., dizziness and low blood pressure) and increases in serum potassium more often in the Avapro-treated group than the control group.(4) In addition, as soon as pregnancy is detected, patients should discontinue Avapro(R) therapy (see boxed WARNING regarding Use in Pregnancy in full prescribing information).

In earlier clinical hypertension trials, there were no significant differences in adverse events between Avapro and placebo. Adverse events that occurred in at least 1 percent of patients treated with Avapro and at a higher rate versus placebo included diarrhea, dyspepsia/heartburn and fatigue.

Available for five years, irbesartan is marketed worldwide by Bristol-Myers Squibb and Sanofi-Synthelabo under the brand names of Avapro(R), Aprovel(TM), and Karvea(TM). Irbesartan is also marketed in combination with hydrochlorothiazide under the brand names Avalide(R), CoAprovel(TM) and Karvezide(TM). Irbesartan, discovered by Sanofi-Synthelabo research teams, is part of a co-development and marketing agreement initiated in 1993 between Bristol-Myers Squibb and Sanofi-Synthelabo.

For additional information concerning Avapro, including full prescribing information, please contact Bristol-Myers Squibb Company or Sanofi-Synthelabo. Visit Bristol-Myers Squibb on the World Wide Web at www.bms.com Visit Sanofi-Synthelabo on the World Wide Web at www.sanofi-synthelabo.com


    References:
    ----------

    (1) Centers for Disease Control and Prevention. National diabetes fact sheet. National estimates and general information on diabetes in the United States. 1998. Available at www.cdc.gov/diabetes/pubs/facts98.htm. Accessed on October 28, 1999.
    (2) Lewis EJ, Hunsicker LG, Clarke WR, et al. For the Collaborative Study Group. Renoprotective effect of the angiotensin-receptor antagonist irbesartan in patients with nephropathy due to type 2 diabetes. N Engl J Med. 2001;345(12):851-860.
    (3) American Diabetes Association. Diabetes Care. January 2002. 25, Supplement 1.
    (4) Avapro(R)(irbesartan) full prescribing information. Bristol-Myers Squibb Company and Sanofi-Synthelabo Inc. August 2001.


    This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthelabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthelabo.


 Contact: Philippe Goupit - Tel.: 33(0)1.53.77.45.45 - Fax: 33(0)1.53.77.42.96
                 174, avenue de France - 75635 PARIS CEDEX 13 -
                    Investor-Relations@sanofi-synthelabo.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 18, 2002

                                           SANOFI-SYNTHELABO


                                           By: /s/ Marie-Helene Laimay
                                               ---------------------------------
                                               Name: Marie-Helene Laimay
                                               Title: Senior Vice President and
                                                      Chief Financial Officer